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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Alpha and Omega Semiconductor Limited
(Exact name of registrant as specified in its charter)

Bermuda	001-34717	77-0553536
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

Clarendon House, 2 Church Street, Hamilton HM11, Bermuda
(Address of principal executive offices)        (Zip Code)

Yueh-Se Ho (408) 830-9742
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

x     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure

Conflict Minerals Disclosure

Company Overview

Alpha and Omega Semiconductor Limited (the "Company" or "we") is a designer, developer and global supplier of a broad portfolio of power semiconductors. Our portfolio of power semiconductors includes approximately 2,100 products, and has grown significantly with the introduction of 200 new products in each of the fiscal years ended June 30, 2019 and 2018, respectively, and over 80 new products in fiscal year 2017. During the nine months ended March 31, 2020, we introduced an additional 132 new products. Our teams of scientists and engineers have developed extensive intellectual properties and technical knowledge that encompass major aspects of power semiconductors, which we believe enables us to introduce and develop innovative products to address the increasingly complex power requirements of advanced electronics. We have an extensive patent portfolio that consists of 812 patents and 88 patent applications in the United States as of March 31, 2020. We also have a total of 838 foreign patents, which primarily were based on our research and development efforts through March 31, 2020. We differentiate ourselves by integrating our expertise in technology, design and advanced manufacturing and packaging to optimize product performance and cost. Our portfolio of products targets high-volume applications, including portable computers, flat panel TVs, LED lighting, smart phones, battery packs, consumer and industrial motor controls and power supplies for TVs, computers, servers and telecommunications equipment.

Our business model leverages global resources, including research and development and manufacturing in the United States and Asia. Our sales and technical support teams are localized in several growing markets. We operate an 8-inch wafer fabrication facility located in Hillsboro, Oregon, or the Oregon fab, which is critical for us to accelerate proprietary technology development, new product introduction and improve our financial performance in the long run. To meet the market demand for the more mature high volume products, we also utilize the wafer manufacturing capacity of selected third party foundries. For assembly and test, we primarily rely upon our in-house facilities in China. In addition, we utilize subcontracting partners for industry standard packages. We believe our in-house packaging and testing capability provides us with a competitive advantage in proprietary packaging technology, product quality, cost and sales cycle time.

We have a joint venture contract (the “JV Agreement”) with two investment funds owned by the Municipality of Chongqing (the “Chongqing Funds”), pursuant to which we and the Chongqing Funds formed a joint venture, (the “JV Company”), for the purpose of constructing a power semiconductor packaging, testing and wafer fabrication facility in the Liangjiang New Area of Chongqing, China (the “JV Transaction”). We currently own 51%, and the Chongqing Funds own 49%, of the equity interest in the JV Company. The JV Company has been ramping up its production of assembly and testing in the past few quarters, and commenced limited mass production at the 12-inch wafer fabrication facility in the quarter ended September 30, 2019. As a result of the coronavirus disease (“COVID-19”) outbreak and the resulting lockdowns and significant supply chain disruption in China during the quarter ended March 31, 2020, the JV Company continued its production at a reduced volume as compared to the prior quarter. We will continue to monitor and evaluate market conditions closely during this period and implement aggressive measures in response to the changing environment as necessary to achieve an optimal production level at the JV Company.

Analysis of Our Conflict Mineral Disclosure Requirements

We evaluated our product lines in calendar year 2019 for compliance with Rule 13p-1 ("the Rule") under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on our analysis under the Rule, we determined that conflict minerals, i.e, tin, tungsten and gold (3TG) were utilized in the manufacturing of our power discrete and power IC products. We use gold during our packaging processes as the inter-connection wire between the silicon chip and lead frame and tin during our packaging processes, including die bonding and lead plating. Tungsten is one of the materials used during our wafer manufacturing process to enable electrical connection of transistors on a silicon chip. As a result, we believe that these conflict minerals are necessary to the functionality or production of our products.

Our Reasonable Country of Origin Inquiry ("RCOI ") and Supply Chain Due Diligence Processes

Our RCOI and due diligence processes and efforts have been developed in accordance with guidance of the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition (“OECD Guidance”) and the related supplements for gold, tin, tantalum and tungsten. We designed our due diligence process, management and analysis to conform in all material respects with the framework of the OECD Guidance. This process includes the establishment of a company conflict minerals policy to strive for conflict free materials; establishment of a conflict mineral task team with cross functional team members; identification of the target suppliers list; communication and engagement with target suppliers for the implementation and execution of the due diligence and validation processes; risk mitigation measures, reporting obligations to management and due diligence maintenance procedures.

Below are the details of our RCOI and due diligence processes:

1.	Establishment of Company Plan for Conflict Minerals Supply Chain Due Diligence

We have assembled a conflict mineral task team which consisted of members from various departments of the Company, including Procurement, Purchasing, Quality Assurance, Legal, Planning, SEC Reporting, Internal Audit, Accounting and Environmental Health and Safety to establish a plan for complying with the Rule and carrying out the RCOI and supply chain due diligence.

We also established a conflict minerals policy which has been posted on our website for third party references. Under this policy, we require our suppliers who manufacture raw material containing 3TG to implement their own conflict mineral policies and to undertake reasonable due diligence within their supply chain to ensure that the minerals are not sourced from mines in conflict areas. The link to this policy is available at http://www.aosmd.com/media/StatementConflictMinerals.pdf.

2.	Identification of Relevant Products and Suppliers and Develop Target Supplier List

The task team conducted initial product assessment to identify products that contain any conflict minerals that are necessary to their production and functionality as defined by the Rule. Since the filing of the last Form SD, we continued our work to locate and identify all of our raw material suppliers. We identified a target list of 73 suppliers who have supplied us with raw materials for our products during calendar year 2019, and subsequently determined that out of the 73 suppliers, only 29 of them have supplied the identified conflict minerals (i.e., gold, tin, and tungsten) to us during 2019.

3.	Due Diligence Processes and Suppliers Responses Validation

We required all 73 suppliers on the target list, including the 29 suppliers who have supplied us with the identified conflict minerals, to complete a conflict mineral questionnaire, which was based on a template developed by Electronic Industry Citizenship Coalition ("EICC") and Global e-Sustainability Initative ("GeSI") Conflict Minerals Reporting Template (“EICC-GeSI Questionnaire”). As a result of the global Covid-19 pandemic and its impact on our supply chain, we have experienced delays and difficulties in collecting supplier responses, which has adversely affected our ability to complete the due diligence effort in a timely manner.

The EICC-GeSI Questionnaire requests various information designed to assist us in determining the source of any conflict minerals, including but not limited to the following:

i)	conflict minerals used,

ii)	location and name of smelters and mines,

iii)	whether the conflict minerals used are from recycler or scrap supplier,

iv)	whether the smelter used is conflict free smelter (“CFS”) certified, and

v)	company conflict free policy and measures taken to be conflict free compliance.

All 73 suppliers on the target list responded to the EICC-GeSI Questionnaires and we reviewed such responses for completeness, accuracy and credibility of data provided. Specifically, we reviewed the material content of parts bought from the supplier to validate the absence or presence of conflict minerals claimed, confirm supplier smelter claims on the number of smelters reported corresponding with the size of supplier, and determine overall reasonableness with respect to the conflict minerals and related smelters and mines information provided. In order to manage the scope of the survey, we relied primarily upon our suppliers to provide accurate smelter facility, mine locations or information on whether the source was from recycler or scrap. Certain responses were also validated through direct follow up and contact with suppliers or by reviewing policy statements and related certifications or supply chain confirmations available on suppliers’ websites.

4.	Risk Mitigation Measures

As part of our annual due diligence process, we require existing suppliers to provide annual conflict free status update through the EICC-GeSI Questionnaire. Any non-CFS certified suppliers were encouraged to register for such certification as soon as possible if they have not already done so. Any suppliers with non-compliance are required to remedy the situation within a reasonable period of time or we will consider the procurement of the related minerals from another conflict free source. We also require new suppliers to complete the EICC-GeSI Questionnaire for our review and confirmation of conflict free status before we enter into a business relationship with them. The conflict mineral task team is also required to periodically report to senior management with respect to the due diligence process and conflict free compliance status.

5.	Reporting obligations and maintenance of due diligence process

To comply with the annual Form SD reporting obligation, we have established the supply chain due diligence processes to ensure regular update of products and suppliers list and we continue to monitor their "conflict free" status.

Conclusions

Based on our RCOI and the due diligence process described above, we determined that all of the suppliers’ smelters, as well as all of their related mines, are located in countries within Asia, Europe, Australia and America, or have otherwise sourced the minerals from recyclers or scraps. As such, we have no reason to believe that our necessary conflict minerals may have originated in the Democratic Republic of the Congo or its adjoining countries. This Form SD is publicly available at http://www.investor.aosmd.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Alpha and Omega Semiconductor Limited

/s/ Yueh-Se Ho	6/12/2020
Yueh-Se Ho, Chief Operating Officer	(Date)